Exhibit 99.1

Nayax Announces the Completion of a Notes and Warrants Offering in Israel

HERZLIYA, Israel, December 10, 2025 — Nayax Ltd. (Nasdaq: NYAX; TASE: NYAX) (the “Company”) announced today, further to its announcements of December 7, 2025 and December 8, 2025, that the Company completed an offering in Israel by way of the expansion of its Series A Notes and Series 1 Warrants (the “Notes” and the “Warrants”, respectively and together, the “Securities”).

General

The Securities were offered in units, with each unit consisting of NIS 1,000 principal amount of Notes and three Warrants, with each such warrant exercisable into one ordinary share of the Company (the “Unit”). The Securities were offered by way of expansion of the Company’s existing Series A Notes and Series 1 Warrants, which were first listed for trading on the TASE pursuant to the shelf offering report dated March 9, 2025 (ISA Reference No. 2025-02-015587) (the “Shelf Offering Report”). The Company sold a total of 518,381 Units at a price of NIS 1,091 per Unit, for aggregate gross proceeds to the Company of NIS 565.6  million (approximately $176 million) (the “Offering”). The Offering was oversubscribed by 13.98%, such that qualified investors under Israeli law were allotted 87.73% of their orders pursuant to their early commitment. The Notes and the Warrants will be listed for trading on the Tel-Aviv Stock Exchange.

Use of Proceeds

The net proceeds from the Offering, after deduction of commissions, fees and expenses, will be approximately NIS 558.4 million (approximately $173.1 million). The Company intends to use the net proceeds of the Offering for general corporate purposes including potential acquisitions.

The Terms of the Notes

The Notes are non-linked, bear a fixed annual interest rate of 5.9%, and will mature on September 30, 2030. The interest rate of the Notes will be adjusted upwards if (a) the Company's Equity shall be less than $100 million, (b) the Equity / Assets Ratio (as defined below) shall be less than 24% and (c) the Company's Revenues (as defined in the Indenture) shall be less than $170 million. The principal of the expansion of the Notes will be repaid in four annual unequal payments commencing in September 2027 through September 2030. The first and second installments each shall be equal to 10% of the principal amount (approximately NIS 51.8 million or $16.1 million each), and the third and fourth installments each shall be equal to 40% of the principal amount (approximately NIS 207.3 million or $64.5 million each).

As the offering of Notes is made by way of expansion of the Company’s existing Series A Notes, the Covenants, Restrictions on Distributions and Events of Default applicable to the Notes shall be identical to those set forth in the Company’s Shelf Offering Report.

The Terms of the Warrants

Each Warrant is exercisable into one ordinary share of the Company, at an exercise price of NIS 177.80, which is subject to adjustments to changes in the NIS-to-USD exchange rate. As of today, the exercise price is NIS 158.16, which represents a premium of approximately 22% over the closing price of the Ordinary Shares on December 9, 2025. The Warrants will expire on March 31, 2027.

Disclaimers

The Offering was made only in Israel and only to Israeli investors. The Securities offered in the Offering will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act. In addition, U.S. Persons may not exercise the Warrants. This announcement does not constitute a solicitation or an offer to buy any securities.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations, such as statements in this press release regarding use of proceeds of the offering. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 4, 2025 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers’ growth across multiple channels. As of September 30, 2025, Nayax has 12 global offices, approximately 1,200 employees, connections to more than 80 merchant acquirers and payment method integrations and is globally recognized as a payment facilitator. Nayax’s mission is to improve our customers’ revenue potential and operational efficiency — effectively and simply. For more information, please visit www.nayax.com

Public Relations Contact:
Scott Gamm
Strategy Voice Associates
scott@strategyvoiceassociates.com

Investor Relations Contact:
Aaron Greenberg, CSO
IR@nayax.com